

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

DIVISION OF
CORPORATION FINANCE

June 15, 2010

*By U.S. Mail and facsimile to (416) 369-2301*

Mr. Richard B. Clark, Chief Executive Officer
Brookfield Properties Corporation
Brookfield Place
181 Bay Street, Suite 330
Toronto, Ontario, Canada  M5J 2T3

**RE:    Brookfield Properties Corporation**
**Form 40-F for the year ended December 31, 2009**
**File No.  001-14916**

Dear Mr. Clark:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Cicely LaMothe
Branch Chief